LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

November 14, 2005

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:                             Sweet Success Enterprises, Inc.

Form 10-SB

File Number 0-51542

Attn:                   Jeffrey A. Shady

Division of Corporation Finance

Mail Stop 4561

Dear Mr. Shady:

We are enclosing herewith Amendment Number 1 to the Registration Statement on Form 10-SB of Sweet Success Enterprises, Inc. (the “Company”).  We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us dated October 21, 2005.

1.             So noted.

2.             We have revised the second full paragraph under “Item 1.  Description of Business—History”, indicating that we acquired BAC in November 2002 and changed the Company’s name to Sweet Success Enterprises, Inc. in December 2002.

3.             We have revised the last full paragraph under “Competition” to indicate that we terminated our agreement with Kiko Foods and retained California Natural Products, as stated in our October 14, 2005 press release.  We have also included as Exhibit 10.24 a copy of the agreement with California Natural Products.

4.             We have revised the last paragraph under “Products” to discuss the new flavor and antioxidant products, as described in our October 14, 2005 press release.

5.             We have added a final paragraph under “Products” indicating that total amounts expended by the Company were $15,000 and $37,562 during the year ended December 31, 2004 and the six months ended June 30, 2005.  The Company did not incur any costs during the year ended December 31, 2003.

6.             We have indicated in the fourth full paragraph under “History” that our auditors have raised substantial doubt about our ability to continue as a going concern.  We have also stated our accumulated deficit through June 30, 2005 in this paragraph.

7.             We have revised the penultimate paragraph under “Products” to discuss the current status of development, and have provided a time line with respect to the Company’s new products.

8.             We have indicated at the end of the fifth paragraph under “Competition” that our sales commenced in July 2005.  Our financial statements reflected no sales through June 30, 2005.

9.             We have revised the last paragraph under “Competition” to indicate the material terms of our production agreement with California Natural Products.

10.           We have revised the second full paragraph under “Marketing” to indicate total sales in Nevada and Texas.

11.           We have indicated in the second paragraph under “Marketing” that to date, we have had discussions with these stores, have shipped samples to them and are awaiting responses from them.

12.           We have indicated under “Intellectual Property” that our formulations have not been patented.  We have further indicated that subsequent to our acquisition of the initial formulations, we developed additional formulations with the assistance of Jon Barron.

13.           We have added our Internet address under “Reports to Security Holders.”

14.           We have replaced throughout the risk factors the references to “adversely affected” and “material adverse effect”, replacing the same with specific language and disclosure on how our business and operations would be affected by the risk factors described.

15.           We have revised many of the risk factor subheadings, including the examples provided by the Staff, to assure they reflect the risk described in the text.

16.           We have omitted reference to the Company being “subject to all of the risks inherent in starting a new business”, as any such risks would be generic and would not be specific to the Company’s business.

17.           We have revised this risk factor to quantify the amount of working capital we will need to support our business plan.

18.           We have bifurcated the subject risk factor into two risk factors entitled “The Company Will Require Additional Capital” and “In Order To Obtain Funds For Working Capital, The Company May Be Required To Dilute Its Existing Investors.”

19.           The term “in order” in this risk factor was a typographical error and accordingly, has been replaced with the word “any”, so that we now state that the Company’s ability to establish a market for its products in ANY geographic distribution area . . .”

20.           There are no outstanding product liability claims against us.

21.           We are not aware of any such studies regarding our proposed products.

22.           We have deleted the redundant reference in the last paragraph under “The Company Is Subject To Product Liabilities” because the risk is fully discussed in the next risk factor entitled “The Company Is Subject To Risks Associated With Adverse Publicity, Which Could Reduce Consumer Acceptance Of Its Products.”

23.           We have revised the risk factor to indicate two ingredients (the Tetra Prisma packaging and the Guarana extract) as ingredients for which we may be subject to delays or limited availability.

24.           We have revised this risk factor to indicate that violations of government regulations could prohibit the Company from selling its products.

25.           We have deleted the mitigating language in this risk factor.

26.           We have deleted the generic risk factor dealing with the Company’s stock price being volatile.

27.           We have revised the fourth full paragraph under “Overview” to indicate the timing of each event discussed and the estimate of costs for each activity and how we plan to finance these activities.  Additional consistent disclosure has been included in the fifth and sixth full paragraphs under “Overview.”

28.           We have provided under “Part II.  Item 1” information concerning the high and low closing prices of the Company’s common stock, as quoted on the Pink Sheets of the National Quotation Bureau.  While the Company’s common stock is quite actively traded and reported by the Pink Sheets, we have included in Item 1 under “Holders” the amount of outstanding options and the shares which could be sold pursuant to Rule 144.  Finally, we have indicate there are 225,000 warrants and 2,060,000 stock options currently outstanding.

29.           We have changed the reference to “produce” to state that we “contract for the production of.”

30.           We have defined the term “slot fees” in the fifth full paragraph under “Overview.”

31.           We have disclosed in the first full paragraph under “Liquidity and Capital Resources” why Nutri Systems terminated production of the product.

32.           We have revised the first full paragraph under “Liquidity and Capital Resources” to discuss the material terms of our nonbinding letter of intent with Think Equity, the status of the financing and disclosure with regard to Think Equity receiving common stock equal to 3% of the total number of shares sold in addition to its 7% commission.

33.           We have added a fourth paragraph under “Liquidity and Capital Resources” to discuss the private placements of our common stock and warrants and the amounts raised.

34.           We have added a fifth paragraph under “Liquidity and Capital Resources” to discuss advances by officers that are due on demand.

35.           We have indicated in the penultimate paragraph under “Liquidity and Capital Resources” that we have no funding available for marketing at this time and will rely solely on our ability to raise debt or equity financing in the immediate future.

36.           We have added a final paragraph under “Liquidity and Capital Resources” which describes in detail our cash requirements, indicating that we can operate at our current levels for at least six months but will be unable to expand our operations unless we raise additional funds through debt or equity financing, of which there can be no assurance.  We further indicate that, accordingly, the Company will be forced to severely limit its operations if such funding is not available to it within the next six months.

37.           We have modified in the first full paragraph under “Net Cash Flows” that the $112,669 is net of stock-based compensation.

38.           We have revised to include the address of each beneficial owner.

39.           We have revised to disclose the natural persons who control each entity listed.

40.           We have provided compensation in tabular form for the years ended December 31, 2003 and 2004 and the six months ended June 30, 2005.

41.           We have indicated in the third full paragraph under “Executive Compensation” that the 250,000 warrants issued to Mr. Williamson represented compensation to him.

42.           We have indicated under “Item 4.  Recent Sale of Unregistered Securities” in subsection (xiii) the name of each consultant, the number of shares issued to the consultant, the value placed upon the services from each consultant on a per share basis, and the type of consulting services provided.  All consulting agreements in connection with these services have been previously filed as exhibits to the Registration Statement.

43.           We have indicated the value of the common stock and warrants issued for “services rendered” and have provided a detailed description of services rendered to the Company.  We have also indicated the value of the consideration received by the Company.

44.           We have indicated there are no restrictions on our ability to pay cash dividends.

45.           We have revised to clarify that our securities are quoted, rather than traded, on the Pink Sheets.

46.           We have described all consulting services provided to us in this section.

47.           We have provided all information required by Item 701 of Regulation S-B for each issuance of unregistered securities.

48.           We have identified in the amendment each investor who received securities from the Company.

49.           We have confirmed in the penultimate paragraph of Item 4 that all such security holders had access to all information related to the Company.

50.           We have revised Item 5 to include reference to Article VI of our Bylaws.

51.           We have removed the per share loss for the cumulative periods.

52.           The merger of Beverage Acquisition Corporation (BAC) and New Bridge Reorganization Corp. (New Bridge) was accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” paragraph 17.  This is accounted for as a reverse acquisition and a recapitalization of the accounting acquirer.  The accounting acquirer had no previous operations and no retained deficit prior to this transaction and accordingly, the retained earnings of the combined companies is equal to the net loss of the combined companies subsequent to the merger.

We have reclassified the accumulated deficit prior to acquisition to additional paid-in capital to appropriately reflect the merger in accordance with SFAS No. 141 paragraph 17.

The cumulative financial information presented includes the results of operations from January 1, 2003 to current as the results of operations prior to January 1, 2003 were nominal.  Additionally, we determined that upon the purchase of the Sweet Success brand in December 2002, we became a development stage company.  The results of operations in December 2002 were nominal and thus not included in the cumulative financial information.

53.           We have expanded our accounting policy disclosure related to accounting for equity compensation to other than employees in conjunction with selling our products to describe how the compensation is valued.  As disclosed in Note 6, Stockholders’ Equity, the Company has only granted 600,000 options which have been accounted for under variable plan accounting.  The fair value related to these options will be adjusted during the 3rd quarter of 2005, as the contingencies were resolved July 2005. As of June 30, 2005, we do not have any other stock based compensation which is subject to a changed in fair value

54.           The Company looks primarily to an annual comparison of the fair value of the long lived asset with its carrying amount. The Company has not recognized any impairment charges for its long lived assets for the years ended 2004 and 2003. We have modified the document to clarify the Company’s policy on the impairment of long lived assets to be in accordance with Paragraph 17 of SFAS 142.

55.           We have revised to indicate that there is no commitment for Think Equity Partners to raise $10 million, and that it depends strictly on investor interest.

56.           We have utilized a .10% volatility assumption for all periods presented in our option pricing model in accordance with SFAS No. 123 paragraph 285. We have considered the historical volatility of similar entities following a comparable period.  While we have warrants that are traded on the pink sheets, we do not feel that the volatility of the warrant trading is a reliable factor in estimating the expected volatility of our stock.  The volatility used represents the volatility of similar entities with comparable periods.

57.           The Company has modified the financial statements to reflect that the series A, B and C warrants were issued as a part of the Plan of Confirmation approved by the Bankruptcy Court relating to the bankruptcy of the predecessor company.  Additionally, the Company has modified the MD& A, to reflect that the decrease in SG&A was primarily attributable to the remeasurement of Series A, B and C warrants in 2003.

58.           The Company has modified the subsequent events section to remove the unaudited notation as the auditors have audited this section.

59.           We herewith confirm that all agreements filed as exhibits to the Registration Statement are copies of the executed versions of such agreements.

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff commentd do not foreclose the Commission from taking action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures